Exhibit 99.1

Missfresh Announces Entry of Share Purchase Agreements for Financing and Business Acquisition

BEIJING, August 3, 2023—Missfresh Limited (“Missfresh” or the “Company”) (NASDAQ: MF), today announced that it entered into two share purchase agreements with two investors, respectively (the “Share Purchase Agreements for Financing”), and another share purchase agreement with Mejoy Infinite Limited and its shareholder (the “Share Purchase Agreement for Business Acquisition”). The entry of the Share Purchase Agreements for Financing and the Share Purchase Agreement for Business Acquisition and the transactions contemplated thereunder have been approved by the board of directors of the Company (the “Board”) and the special committee under the Board.

Under the Share Purchase Agreements for Financing, the investors agree to subscribe 5,400,000,000 Class B ordinary shares of the Company in aggregate for a total purchase price of US$27.0 million, subject to the satisfaction of certain closing conditions. Upon the completion of transactions under the Share Purchase Agreements for Financing, the new investors will hold 5,400,000,000 Class B ordinary shares of the Company, representing 88.1% of the Company’s total issued and outstanding shares. Each of the investors has agreed to irrevocably and fully delegate the voting rights of all shares issued pursuant to the Share Purchase Agreements for Financing to Mr. Zheng Xu, the chairman of the Board and chief executive officer of the Company.

Under the Share Purchase Agreement for Business Acquisition, the Company agrees to purchase all ordinary shares of Mejoy Infinite Limited held by its shareholder at an aggregate purchase price of US$12.0 million in cash, subject to the satisfaction of certain closing conditions. Pursuant to the Share Purchase Agreement for Business Acquisition, this acquisition is planned to be closed within 45 business days after the satisfaction or waiver of closing conditions or at such other time agreed in writing by the relevant parties.

Upon the closing of the Share Purchase Agreement for Business Acquisition, the Company will start to provide customized digital marketing solutions and services. “We are excited to announce this acquisition and have Mejoy as part of our Company,” said Mr. Zheng Xu, “and we believe this acquisition could take full advantage of our extensive market know-how on the online marketing and ecommerce industry.”

Mejoy Infinite Limited is a digital marketing solution provider incorporated in Hong Kong. Mejoy is dedicated to helping its clients deliver their online marketing campaigns to engage their target customers and drive higher growth of the clients’ businesses.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions; adverse changes in general economic or market conditions; actions by third parties, including government agencies, that may adversely affect the proposed transactions; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies; natural disasters and geopolitical events; and intensity of competition. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com

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